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March 14, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Brian Szilagyi

Re: Virtus Alternative Solutions Trust (File No. 811-22906) and Virtus Opportunities Trust (File No. 811-07455) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Szilagyi:

Thank you for your telephonic comments on February 14, 2024, regarding the annual reports on Form N-CSR and Form N-CEN for the Registrants listed above, covering their fiscal years ended October 31 and September 30, 2023, respectively. Below, we describe the changes to be made to future reports in response to the Staff’s comments and provide any responses to such comments, as requested.

1.	Comment: With respect to the Form N-CSR for Virtus Alternative Solutions Trust, it appears that the response to Item 11(b) refers to the most recent fiscal period. Please use the language provided in Form N-CSR for this item, which refers to the period covered by the report, and confirm that the statement made is true for that period.

Response: The Registrant confirms that the statement made in Item 11(b) of the referenced report is true for the period covered by the report and that we will use the language provided in Form N-CSR for this item in future filings.

2.	Comment: With respect to the Form N-CEN for Virtus Alternative Solutions Trust, please confirm the amounts shown for each series in Item C.19 and amend the filing if an amount shown is determined to be incorrect.

Response: The Registrant confirms that the referenced amounts shown are correct.

3.	Comment: Based upon the Schedule of Investments for Virtus Duff & Phelps Select MLP and Energy Fund, it appears this fund has more than 25% of its assets invested in master limited partnerships. Please confirm this fund’s compliance with Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Response: The Registrant confirms this fund’s compliance with Subchapter M of the Internal Revenue Code. Upon review, the Registrant determined that an investment in Cheniere Energy, Inc. was included in the category “Other MLP” in the Ownership Structure table but should have been classified as “Embedded General Partner.” (The issuer of this investment has issued both investment types, but the fund does not hold the MLP.) The Registrant notes that this investment was correctly classified when the fund’s Internal Revenue Code asset diversification qualification as a regulated investment company was calculated. Should the fund continue to hold this investment on the date of the next report, the categorization in the Ownership Structure table will be correct in that report.

4.	Comment: Virtus KAR Long/Short Equity Fund has been identified in the annual report as a non-diversified fund. However, it appears that this fund is operating as a diversified fund. If the fund has been operating as a diversified fund for more than three years, please confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified. (See Investment Company Act of 1940, as amended (the “1940 Act”), Section 13(a)(1) and Rule 13a-1 thereunder.)

Response: This fund has not continuously operated as a diversified fund for a three-year period. Accordingly, the fund continues to be classified as a “non-diversified” fund for purposes of the 1940 Act.

Brian Szilagyi, U.S. SEC
March 14, 2024

5.	Comment: For Virtus Duff & Phelps Real Asset Fund, please add a footnote stating that the net investment income ratios do not reflect the proportionate share of income and expenses of the underlying funds in which the fund invests. (See FASB 946-205-50-16.)

Response: In future reports, the Registrant will amend the existing footnote for this fund that appears in the Financial Highlights to include a reference to income.

6.	Comment: With respect to all of the funds reviewed, in the Average Annual Total Return tables, the funds have not appropriately reflected the Class C and Class C1 maximum deferred sales load in accordance with Instruction 4 of Item 26(b)(1) of Form N-1A for the average annual total returns for the one-year period. Please confirm that the funds will comply with the referenced Form N-1A requirements in future reports.

Response: The Registrants confirm that the funds will comply with the referenced Form N-1A requirements in future reports.

7.	Comment: Section 19(a) notices posted on the funds’ website for Virtus Newfleet Multi-Sector Intermediate Bond Fund reference return of capital (“ROC”) distributions for fiscal 2023. Please explain why the Statement of Changes or the Financial Highlights for this fund did not separately disclose these ROC distributions.

Response: The last Section 19(a) notice for this fund was dated May 31, 2023, and it states, “The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts, sources and character of distributions made during the year, for tax reporting purposes, will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.” At the end of the fund’s fiscal year, the tax characterization of the distributions during the year had changed so that there was no return of capital.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer

Virtus Alternative Solutions Trust and Virtus Opportunities Trust

cc:	W. Patrick Bradley

Benjamin Lowe